UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

BIOFUEL ENERGY CORP.
(Name of Issuer)
Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)
09064Y109
(CUSIP Number)
Greenlight Capital, L.L.C.
140 East 45th Street, Floor 24
New York, New York 10017
Tel. No.: (212) 973-1900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 4, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS Greenlight Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		16,100,128

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		16,100,128

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	16,100,128

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS Greenlight Capital, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,848,346

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		18,848,346

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,848,346

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS David Einhorn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		30,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		42,788,004

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		30,000

WITH	10	SHARED DISPOSITIVE POWER

		42,788,004

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	42,818,004

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS Greenlight Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,335,619

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,335,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,335,619

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS Greenlight Capital Qualified, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,764,509

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		12,764,509

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,764,509

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS Greenlight Capital Offshore Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,848,346

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		18,848,346

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,848,346

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS DME Advisors GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,839,530

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,839,530

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,839,530

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	09064Y109

1	NAMES OF REPORTING PERSONS DME Advisors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF, WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,224,887

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,224,887

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,224,887

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

AMENDMENT NO. 5 TO SCHEDULE 13D
This Amendment No. 5 to Schedule 13D (the “Amendment”), relating to shares of common stock, par value $0.01 per share (“Common Stock”), of BioFuel Energy Corp., a Delaware corporation (the “Issuer”), 1600 Broadway, Suite 2200, Denver, CO 80202, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2007, as amended by Amendment No. 1 filed with the Commission on May 4, 2010, Amendment No. 2 filed with the Commission on September 27, 2010, Amendment No. 3 filed with the Commission on September 27, 2010 and Amendment No. 4 filed with the Commission on December 17, 2010 (“Amendment No. 4”).
This Amendment is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), Mr. David Einhorn (the “Principal”), Greenlight Capital, L.P., a Delaware limited partnership (“Greenlight Fund”), of which Greenlight LLC is the general partner, Greenlight Capital Qualified, L.P., a Delaware limited partnership (“Greenlight Qualified”), of which Greenlight LLC is the general partner, Greenlight Capital Offshore Partners, a British Virgin Islands partnership (“Greenlight Offshore”), for which Greenlight Inc. acts as investment manager, DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”), and DME Advisors, L.P., a Delaware limited partnership of which Advisors GP is the general partner (“Advisors” and, together with Greenlight LLC, Greenlight Inc., Greenlight Fund, Greenlight Qualified, Greenlight Offshore, Advisors GP and the Principal, the “Reporting Persons”). Mr. Einhorn is the principal of each of Greenlight LLC, Greenlight Inc., and Advisors GP. Mr. Einhorn is also a Director of the Issuer.
In addition, Advisors GP is the general partner of DME Capital Management, LP, a Delaware limited partnership (“DME CM”). Advisors acts as the investment manager for a managed account (the “Managed Account”). DME CM acts as the investment manager for Greenlight Capital Offshore Master (Gold), Ltd., a British Virgin Islands company (“Greenlight Gold Offshore”). DME Management GP, LLC, a Delaware limited liability company controlled by the Principal (“DME Management GP”), is the general partner of Greenlight Capital (Gold), L.P., a Delaware limited partnership (“Greenlight Gold”).
Certain of the Reporting Persons also own membership interests (the “Common Membership Interests”) in BioFuel Energy LLC, a subsidiary of the Issuer (the “LLC”), and corresponding shares of Class B Common Stock, par value $0.01 per share, of the Issuer (“Class B Common Stock”) on a one-for-one basis. Pursuant to the amended and restated limited liability company agreement of the LLC, the Common Membership Interests may be exchanged at any time for shares of Common Stock on a one-for-one basis. Upon the exchange of Common Membership Interests for Common Stock, the Class B Common Stock attributable to the exchanged Common Membership Interests will be transferred to the Issuer and retired. Holders of Class B Common Stock are entitled to one vote for each share held.

The Reporting Persons are filing this Amendment in connection with the acquisition by the Reporting Persons of additional securities of the Issuer. This Amendment is being filed to amend Item 3, Item 4, Item 5, Item 6 and Item 7 as follows:

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to add the following:
The net investment costs (including commissions, if any) of the shares of Common Stock and Class B Common Stock (and corresponding Common Membership Interests) purchased by the Reporting Persons in connection with the Rights Offering (as defined in Amendment No. 4) and the LLC’s concurrent private placement were $17,323,322.24. The source of these funds was the working capital of Greenlight Fund, Greenlight Qualified, Greenlight Offshore, the Managed Account, Greenlight Gold and Greenlight Gold Offshore.

Item 4.	Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following:
On February 4, 2011, pursuant to the Amended and Restated Rights Offering Letter Agreement among the Reporting Persons, Greenlight Gold, Greenlight Gold Offshore, Greenlight Reinsurance, Ltd., the Issuer, the LLC, Third Point Loan LLC and Third Point Advisors, LLC (the “A&R ROLA”), which was filed by the Reporting Persons with the Commission as Exhibit 10.1 to Amendment No. 4, the Reporting Persons purchased an aggregate of 19,626,775 shares of Common Stock and 11,307,729 shares of Class B Common Stock (and corresponding Common Membership Interests).
The Reporting Persons acquired the shares of Common Stock and Class B Common Stock (and corresponding Common Membership Interests) for investment purposes. Consistent with the Reporting Persons’ investment purpose, each Reporting Person, at any time and from time to time, may acquire additional securities of the Issuer or dispose of any or all of its securities of the Issuer depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of securities of the Issuer that it may hold at any point in time.
Also, consistent with their investment purpose, the Reporting Persons have engaged in, and intend to continue to engage in, communications with one or more of Issuer’s stockholders, officers and/or members of the board of directors relating to topics including, but not limited to, the operations of the Issuer.
Of the proceeds of the Rights Offering and the LLC’s concurrent private placement, approximately $21.5 million was used to repay all indebtedness under the Loan Agreement, dated as of September 25, 2006, by and among the LLC, certain affiliates of the Reporting Persons and certain affiliates of Third Point, LLC (the “Subordinated Debt Loan Agreement”) and approximately $20.3 million was used to repay all indebtedness under the Loan Agreement, dated as of September 24, 2010, by and among the Issuer, certain affiliates of the Reporting Persons and Third Point Loan LLC (the “Bridge Loan Agreement”). The Subordinated Loan Agreement and the Bridge Loan Agreement are described in more detail in the Issuer’s registration Statement on Form S-1/A, filed with the Commission on December 17, 2010.

Item 5.	Interest in Securities of the Issuer
The information in Item 5(a) of the Schedule 13D is hereby updated as follows:
(a) As of February 8, 2011:
(i) Greenlight LLC beneficially owns 16,100,128 shares of Common Stock (which equals the sum of (x) 2,022,104 shares of Common Stock and (y) 14,078,024 shares of Class B Common Stock (and corresponding Common Membership Interests)), which together represent 15.6% of the Issuer’s outstanding shares of Common Stock, assuming the conversion of all such Common Membership Interests beneficially owned by Greenlight LLC. Such securities beneficially owned by Greenlight LLC are held by Greenlight Fund (336,970 shares of Common Stock and 2,998,649 shares of Class B Common Stock (and corresponding Common Membership Interests)) and Greenlight Qualified (1,685,134 shares of Common Stock and 11,079,375 shares of Class B Common Stock (and corresponding Common Membership Interests)), which represent 3.6% and 12.7%, respectively, of the Issuer’s outstanding shares of Common Stock, assuming the conversion of all the Common Membership Interests beneficially owned by Greenlight Fund and Greenlight Qualified, as applicable.
(ii) Greenlight Inc. beneficially owns 18,848,346 shares of Common Stock, all of which are held by Greenlight Offshore. Such shares of Common Stock represent 21.1% of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock held by Greenlight Offshore were previously held directly by Greenlight Capital Offshore, Ltd., which currently invests substantially all of its assets through its interest in Greenlight Offshore.
(iii) Advisors GP beneficially owns 7,839,530 shares of Common Stock, 5,224,887 of which are also beneficially owned by Advisors and 2,614,643 of which are also beneficially owned by DME CM. The shares of Common Stock beneficially owned by Advisors are held by the Managed Account, and represent 5.9% of the Issuer’s outstanding shares of Common Stock. The shares of Common Stock beneficially owned by DME CM are held by Greenlight Gold and Greenlight Gold Offshore, and represent 2.9% of the Issuer’s outstanding shares of Common Stock.
(iv) DME Management GP beneficially owns 1,757,494 shares of Common Stock (which equals the sum of (x) 216,393 shares of Common Stock and (y) 1,541,101 shares of Class B Common Stock (and corresponding Common Membership Interests)), which together represent 1.9% of the Issuer’s outstanding shares of Common Stock, assuming the conversion of all such Common Membership Interests beneficially owned by DME Management GP. All of such securities beneficially owned by DME Management GP are held by Greenlight Gold.
(v) The Principal beneficially owns 42,818,004 shares of Common Stock (which equals the sum of (x) 27,183,879 shares of Common Stock, (y) 15,619,125 shares of Class B Common Stock (and corresponding Common Membership Interests and (z) options to purchase up to 15,000 shares of Common Stock)), which together represent 40.8% of the Issuer’s outstanding shares of Common Stock, assuming the conversion of all such Common Membership Interests and exercise of all such options beneficially owned by the Principal. Such securities include the shares reported above, which are beneficially owned by Greenlight LLC, Greenlight Inc., Advisors GP, Advisors, DME CM and DME Management GP, and held by Greenlight Fund, Greenlight Qualified, Greenlight Offshore, the Managed Account, Greenlight Gold Offshore and Greenlight Gold.

Each of the percentages listed above was determined by dividing the relevant number of shares of Common Stock beneficially owned or held, as applicable, by each of the Reporting Persons, by 89,239,331, the number of shares of Common Stock outstanding as of February 8, 2011, based on information provided by the Issuer, increased as applicable for each Reporting Person to reflect the assumed conversion of all Common Membership Interests and exercise of all options to purchase shares of Common Stock beneficially owned by such Reporting Person, if any.
Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership except to the extent of their respective pecuniary interests therein. The filing of this statement on Schedule 13D shall not be construed as an admission that any of the Principal, Greenlight LLC, Greenlight Inc., Advisors GP, Advisors, DME CM or DME Management GP is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock or Class B Common Stock owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore, the Managed Account, Greenlight Gold or Greenlight Gold Offshore.
Each of Item 5(b), Item 5(c) and Item 5(d) is amended and restated in its entirety as follows:
(b) Greenlight LLC has the power to vote and dispose of 16,100,128 shares of Common Stock beneficially owned by it. Greenlight Inc. has the power to vote and dispose of 18,848,346 shares of Common Stock beneficially owned by it. Greenlight Fund has the power to vote and dispose of 3,335,619 shares of Common Stock held by it. Greenlight Qualified has the power to vote and dispose of 12,764,509 shares of Common Stock held by it. Greenlight Offshore has the power to vote and dispose of 18,848,346 shares of Common Stock held by it. Advisors GP has the power to vote and dispose of 7,839,530 shares of Common Stock beneficially owned by it. Advisors has the power to vote and dispose of 5,224,887 shares of Common Stock beneficially owned by it. The Principal may direct the vote and disposition of 30,000 shares of Common Stock held directly by the Principal and 42,788,004 shares of Common Stock beneficially owned by Greenlight LLC, Greenlight Inc., Advisors GP, Advisors, DME CM and DME Management GP.
(c) The transactions in the Issuer’s securities in the last sixty days by the Reporting Persons (directly or through accounts over which the Reporting Persons may exercise voting and/or investment discretion) are listed on Annex A attached hereto and made a part hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended to add the following:
Amended and Restated Limited Liability Company Agreement
On February 4, 2011, the LLC amended and restated its limited liability company agreement to, among other things, facilitate the consummation of the Rights Offering and the LLC’s concurrent private placement.

Item 7.	Material to be Filed as Exhibits
Exhibits
10.1
Third Amended and Restated Limited Liability Company Agreement of BioFuel Energy, LLC, dated as of February 4, 2011 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on February 4, 2011).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 8, 2011

Greenlight Capital, L.L.C.
By:	/s/ Daniel Roitman
Daniel Roitman, Chief Operating Officer

Greenlight Capital, Inc.
By:	/s/ Daniel Roitman
Daniel Roitman, Chief Operating Officer

Greenlight Capital, L.P.
By:	Greenlight Capital, L.L.C., its General Partner

	By:	/s/ Daniel Roitman
Daniel Roitman, Chief Operating Officer

Greenlight Capital Qualified, L.P.
By:	Greenlight Capital, L.L.C., its General Partner

	By:	/s/ Daniel Roitman
Daniel Roitman, Chief Operating Officer

Greenlight Capital Offshore Partners
By:	Greenlight Capital, Inc., its Investment Manager

	By:	/s/ Daniel Roitman
Daniel Roitman, Chief Operating Officer

DME Advisors GP, L.L.C.
By:	/s/ Daniel Roitman
Daniel Roitman, Chief Operating Officer

DME Advisors, L.P.
By:	DME Advisors GP, L.L.C., its General Partner

	By:	/s/ Daniel Roitman
Daniel Roitman, Chief Operating Officer

/s/ Daniel Roitman**
Daniel Roitman, on behalf of David Einhorn

*
The Joint Filing Agreement, executed by and among the Reporting Persons, and filed as an exhibit to that Schedule 13D filed with the Securities and Exchange Commission on June 26, 2007 by the Reporting Persons with respect to the shares of Common Stock of BioFuel Energy Corp., is hereby incorporated by reference.

**
The Power of Attorney, executed by David Einhorn and authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D on David Einhorn’s behalf, that was filed as an exhibit to that Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.

ANNEX A
Each of the transactions reported herein represent an acquisition of securities of the Issuer made in connection with the Rights Offering and the LLC’s concurrent private placement.
(in each case as of February 4, 2011, at $0.56 per share)

		Shares of Class B Common
		Stock (and corresponding
	Shares of Common Stock	Common Membership
Entity	Acquired	Interests) Acquired
Greenlight Fund	241,279	2,170,278
Greenlight Qualified	1,206,599	8,021,776
Greenlight Offshore	13,626,816	—
Managed Account	3,777,444	—
Greenlight Gold	154,943	1,115,675
Greenlight Gold Offshore	619,694	—